Exhibit 99.1

Petro-Canada                                                Petro-Canada

P.O. Box 2844                                                C.P. 2844
Calgary, Alberta T2P 3E3                           Calgary (Alberta) T2P 3E3
Telephone (403) 296-8000                          Téléphone  (403) 296-8000
Facsimile (403) 296-3030                              Télécopieur (403) 296-3030

March 24, 2009

To:           Alberta Securities Commission
British Columbia Securities Commision
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Government of Northwest Territories, Department of Justice, Securities Registry
Government of Yukon, Department of Community Services, Law Centre
Government of Nunavut, Department of Justice, Legal Registries Division
The Toronto Stock Exchange
The New York Stock Exchange

In connection with the Annual Meeting of Shareholders of Petro-Canada to be held in Calgary, Alberta on April 28, 2009, this will confirm that the Notice of Annual Meeting and accompanying Management Proxy Circular, Proxy Form, Interim Financial Statements request form, Business Reply Envelope, Annual Report including the 2008 Financial Report and Management’s Discussion and Analysis were mailed today to the registered shareholders of record on February 27, 2009.  However, we have not mailed material to the shareholders in cases where on three consecutive occasions, notices or other documents have been returned, undeliverable by the Post Office.  Also, we have not mailed hard copies of the 2008 Financial Reports to shareholders that have advised us in writing that they do not wish to receive copies.

/s/ Hugh L. Hooker
Hugh L. Hooker
Corporate Secretary